MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

November 10, 2011

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Initial Registration Statement on Form N-4
File Nos. 333-176657 and 811-8108 (Protective Dimensions)

Dear Mr. Ruckman:

On September 2, 2011, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced registration statement with the Securities and Exchange Commission (the “Commission”).  On behalf of the Company and the Separate Account, this letter responds to comments with respect to this filing that you conveyed to me by letter dated November 1, 2011.

The paragraphs below provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages marked to indicate the changes that we propose to make in response to the Staff’s comments.

In addition to the enclosed marked pages, please also note that the Company has decreased the current fee for the SecurePay rider from 0.60% (if purchased at time of Contract purchase) and 0.70% (if purchased under the RightTime option) to 0.50% and 0.60%, respectively.  The Company has also made certain other non-material and stylistic changes to the prospectus disclosure.

1.             General

a.     Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Protective Dimensions contract.  The Company will be primarily responsible for paying out on any guarantees associated with this contract.

b.     Comment:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: The contract name on the front cover of the prospectus for Protective Dimensions is and will continue to be the same as the EDGAR class identifier associated with the contract.

2.             Cover Page

Comment:  The cover page of the prospectus states that the prospectus is for training purposes only.  Please clarify supplementally whether this prospectus will be used to offer securities to the public.

Response:  The prospectus will be used to offer securities to the public.  The language on the cover page of the prospectus stating that the prospectus is for training purposes only will be removed before the prospectus is used with the public.

3.             Fees and Expenses

a.     Comment:  Premium Based Charge (p. 5):  Please clarify that the 0.70% charge is an annualized figure.

Response:  The fee table has been revised to clarify that the premium based charge is an annualized figure.

b.     Comment:  In the narrative found on page 5 introducing the Range of Expenses for the Funds, please delete the sentence that states:  “Protective Life has not independently verified such information.”

Response:  The Company has removed the following statement:  “Protective Life has not independently verified such information.”

4.             Summary

Comment:  Where appropriate within the Summary section, please disclose that withdrawals from the contract are available.  Please also note that the contract imposes a Premium Based Charge and a Surrender Charge, and that these two charges are imposed independently and in addition to one another.

Response:  The Company has added a section to the Summary discussing withdrawals under the contract as well as a section describing the fees and expenses under the contract.  The fees and expenses section indicates that the contract imposes two sales charges, and that the charges are imposed independently and in addition to one another.

5.             The Company, Variable Account and Funds - Asset Allocation Model Portfolios

a.     Comment:  Please confirm supplementally that contractowners will be provided with Milliman, Inc.’s Form ADV Part II.

Response:  As noted in the prospectus, there is no investment advisory relationship between Milliman, Inc. and contract owners.  Accordingly, contract owners will not be provided with Milliman, Inc.’s Form ADV Part II.

b.     Comment:  The prospectus states that Milliman, Inc. determines the composition of the model portfolios.  Please clarify supplementally whether this disclosure means the actual sub-accounts that make up the model portfolios, the target allocations in equity and debt, or both.

Response:  Milliman, Inc. determines both the actual sub-accounts that make up the model portfolios and the target allocations in equity and debt.

c.     Comment:  The prospectus states on page 13 that “this Contract may not offer all the Sub-Accounts of the Variable Account” and then goes on to state on page 20 that Milliman, Inc. determines the composition of the model portfolios.  If Milliman selects the actual sub-accounts for the model portfolios, and the various contracts offered by Protective Variable Annuity Separate Account may each have a different line-up of sub-accounts, please clarify supplementally whether Milliman creates different model portfolios for each contract using the available sub-accounts.

Response:  Milliman, Inc. does not seek to create different model portfolios for the Company’s variable contracts based on subaccount availability.

The Company included the disclosure on page 13 (now 14) to alert potential investors to the fact that the Variable Account may have subaccounts that are offered in certain of the Company’s variable contracts but not offered in the Contract, so that investors comparing the Company’s variable contracts to one another may take this fact into consideration.  This disclosure is in all of the

Company’s product prospectuses and has been for many years.  However, in reality the only reason why the subaccount line-up may differ among the Company’s variable contracts is if the Company has closed a subaccount to the allocation of purchase payments and transfer of contract value.  Typically, subaccounts are only closed to new contractholders.  Accordingly, the Company has decided to remove this disclosure to avoid investor confusion and because the disclosure is simply not relevant to an investor’s decision to purchase the Contract.

d.     Comment:  When discussing the model portfolios on page 21, please expand on how each model portfolio will seek to achieve its investment objective.  For example, please briefly state why fixed income, large cap value, international equity and large cap growth are appropriate investments to achieve moderate growth.

Response: The Company respectfully declines to include additional disclosure relating to the model portfolios’ investment objectives.  The Company believes that the name of the model and the target allocation percentages adequately describe each model’s investment objective. The prospectus also discloses that “[t]he Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal.”

e.     Comment:  The Conservative Growth model portfolio lists mortgages as one of the largest asset classes for that model.  Please clarify supplementally which of the available sub-accounts invest in mortgages.  Please also clarify supplementally that the mortgages noted in this disclosure are of the type which would be appropriate for conservative growth.

Response: With respect to the Subaccounts that comprise the Conservative Growth model portfolio, three invest in underlying funds that invest in mortgages:  the MFS Research Bond Subaccount, the PIMCO Low Duration Subaccount, and the PIMCO Short-Term Subaccount.  The Company notes that the PIMCO Low Duration Fund, which has the highest percentage of mortgages of the three underlying funds, currently invests approximately 14% of its total portfolio in mortgages.  The Company confirms that the mortgages underlying the Conservative Growth model portfolio are of the type which would be appropriate for conservative growth.

6.             Description of the Contract - Use of the Contract in Qualified Plans

Comment:  The disclosure suggests that IRA’s are tax deferred.  As this product is available through a Roth IRA (See page 79 and Exhibit 4(j)), please clarify this disclosure accordingly.

Response:   Both traditional and Roth IRAs provide tax deferral benefits to individuals, and are appropriately grouped with other “qualified plans.” Accordingly, the Company believes the disclosure on page 25 to be accurate and complete and has not made any revisions or clarifications.

7.             The Guaranteed Account - Our General Account

Comment:  Please either move, repeat, or cross-reference the second paragraph of this section in the section “Protective Life Insurance Company” found on page 12.

Response:  The second paragraph in the “Our General Account” section has been copied to the section titled “Protective Life Insurance Company” (now on page 13) of the prospectus.

8.             Protected Lifetime Income Benefits (“SecurePay”) With  Rightime Option

a.     Comment:  When describing the two riders on page 39 please note that benefit base increases do not reflect premium payments received two years after the rider’s issue date.  Please also note that SecurePay and SecurePay FX have different withdrawal percentages and that SecurePay FX has additional investment restrictions.  Please also make corresponding changes to the description of the two riders found in the Summary section.

Response:  The Company respectfully declines to add additional disclosure concerning premium payments received two years after the rider’s issue date, different withdrawal percentages, and investment restrictions to the disclosure of the SecurePay riders (now on page 40) of the prospectus.  The Company believes that the disclosure is sufficient, particularly given the detailed rider comparison chart on the following page and the “Important Considerations” immediately following this chart.  The Company also does not believe this additional disclosure is necessary in the Summary.  The Summary describing the SecurePay riders is a full page in length, and the Company believes it includes the most material and significant points regarding the riders.  Additional detail would detract from the purpose of the Summary.  Moreover, this additional disclosure would not be easily added, and would require additional detail to explain its context.  For example, the Summary does not state that the benefit base may increase due to purchase payments; therefore, it would be confusing to add a statement that purchase payments made more than two years after the rider effective date would not increase the benefit base.  And if the Company were to add disclosure stating that purchase payments increase the benefit base, then there would be omissions with respect to other transactions and events that may similarly affect the benefit base.

b.     Comment:  Reduction of Contract Value to Zero (p. 50):  Please italicize, or otherwise highlight, the last paragraph of this section.

Response:  The Company has italicized the last paragraph (now on p. 51) of the section “Reduction of Contract Value to Zero.”

c.     Comment:  Allocation Guidelines and Restrictions (pp. 51-56):  The allocation guidelines provide various methods of investing, including the use of three of the four model portfolios.  In particular, option 3 allows a contractholder to invest a portion of contract value in a model portfolio and the remainder in any manner he chooses, so long as the overall allocation is consistent with the Allocation by Investment Category guidelines.  Since the prospectus does not include the sub-accounts that make up the model portfolios, please clarify how a contractholder will be able to determine if they are complying with the Allocation by Investment Category guidelines.

Response:  The Company has removed the third option from the allocation guidelines, so that contract owners must allocate all of their contract value and purchase payments either in accordance with the Allocation by Investment Category guidelines or to one of the three eligible model portfolios.

d.     Comment:  SecurePay NH:  Increased AWA Because of Confinement in Nursing Home (pp. 59-61):  Throughout this section the prospectus uses the term Qualification Date as a defined term.  Please direct the staff to the portion of the prospectus where this term is defined; otherwise, where appropriate, please define the term.

Response: The Company has defined “Qualification Date” on page 61 of the prospectus.

e.     Comment:  SecurePay NH:  Increased AWA Because of Confinement in Nursing Home (pp. 59-61):  When describing the increased AWA under this benefit, the prospectus presents two scenarios in the initial qualifying year — (1) aggregate withdrawals that are less than or equal to the AWA, and (2) where there has been an excess withdrawal in the qualifying year.  Please provide an example for each of these scenarios.

Response:  The Company has revised the section “Determining Your Increased AWA under the SecurePay NH benefit” (now on p. 62) to include an example for each of the scenarios identified above.

f.      Comment:  SecurePay NH:  Increased AWA Because of Confinement in Nursing Home (pp. 59-61):  When describing the termination and reinstatement of the SecurePay NH benefit the prospectus states that if the SecurePay rider is reinstated, then the SecurePay NH benefit will also be reinstated.  Please confirm supplementally that the SecurePay NH benefit will be reinstated without a re-certification of eligibility.

Response:  The Company confirms that if the SecurePay NH benefit is reinstated in connection with the reinstatement of the SecurePay rider, the Company will not require a re-certification of eligibility.

9.             Charges and Deductions

a.     Comment:  Premium Based Charge (pp. 62-63):  Please state that there is an additional sale charge imposed when surrenders are made.

Response:  The Company has added disclosure in both the Premium Based Charge discussion (now on p. 64) and the surrender charge discussion (now on p. 65) to indicate that the Company may impose both charges as reimbursement for sales and distribution expenses.

b.     Comment:  Determining Surrender Charge (pp. 64-65):  When stating “first-in, first-out” please clarify that this means that the surrender charge is deducted from the oldest purchase payments first.

Response:  The Company has clarified the phrase “first-in, first-out” (now on p. 66) to indicate that it looks first to oldest purchase payments when calculating the surrender charge.

c.     Comment:  Determining Surrender Charge (pp. 64-65):  The prospectus states that the insurance company then allocates “any final remaining withdrawal amount pro-rata to these Purchase Payments.”  Please confirm supplementally that this statement is accurate.  It does not appear to agree with the example in Appendix B.

Response: The Company has revised Appendix B in response to this comment.

10.          Annuity Payments

a.     Comment:  Annuity Options (p. 70):  Please include a general statement describing how the various annuity options will affect the amount of the annuity payment (e.g., payment for a certain period vs. life income without a certain period, life income with a certain period vs. life income without a certain period).

Response:  The Company has added disclosure describing how the various annuity options may affect the amount of the annuity payment.

b.     Comment:  Annuity Options (p. 70):  Under Option B, please specifically note that it is possible that only one payment may be made if Option B is selected without a certain period.

Response:  The Company has indicated under Option B that it is possible that only one payment, or even no payments, may be made if Option B is selected without a certain period.

11.          Appendix A

a.     Comment:  Please revise Appendix A to make the presentation of the assumptions and timeline more straightforward and easy to follow.

Response:  The Company has revised Appendix A in response to this comment.

b.     Comment:  In the assumed transaction for the GMWB Benefit Election, please clarify that the annual benefit election is the annual withdrawal amount.  Please also confirm supplementally that using the term GMWB clearly informs a contractholder that the disclosure is referring to the SecurePay rider.

Response:  The Company has revised Appendix A and has removed the terms “annual benefit election” and “GMWB.”

12.          Appendix B

a.     Comment:  Please revise Appendix B to include the following:

i.      Comment:  Before the Surrender Charge Percentages Table please include the paragraph from page 64 that describes how the free withdrawal amount is determined.

Response:  The Company has revised Appendix B to include the paragraph from page 64 (now page 65) that describes how the free withdrawal amount is determined.

ii.     Comment:  Please show the two examples (the $50,000 withdrawal and the $250,000 surrender) in an outline format that walks contractholders through the various steps to determine the surrender charge.  This outline format should include (i) a determination of the free withdrawal amount (with a demonstration of each step as presented in the paragraph on page 64); (ii) a determination of the amount subject to the surrender charge (the requested withdrawal less the amount determined in step (i)); (iii) a determination of the applicable surrender charge percentage based on the aggregate purchase payments and the number of full years that have passed; and, (iv) a determination of the surrender charge based on the result of step (ii) multiplied by the result of step (iii).  Please show the arithmetic associated with determining each amount.

Response:  Appendix B has been revised to reflect the two examples in an outline format and has included the requested details described in the comment.

b.     Comment:  In the example of the $250,000 surrender, please clarify how the amounts allocated to each purchase payment were determined.

Response: Appendix B has been revised to clarify how the amounts allocated to each purchase payment in the example of the $250,000 surrender were determined.

13.          Appendix E

a.     Comment:  Example of SecurePay FX Rider:  In contract year three, please include a footnote describing how the Highest Quarterly Value was determined.

Response: Appendix E has been revised to include a footnote in year three describing how the Highest Quarterly Value was determined.

b.     Comment:  Example of SecurePay FX Rider:  Please re-order the footnotes so that footnote (X) remains in sequential order with the other footnotes.

Response: Appendix E has been revised so that all footnotes are provided sequentially.

c.     Comment:  Example of SecurePay FX Rider:  In contract years 12 through 14 the Maximum Available appears to be based upon the Benefit Base which appears in the same row.  For example, the Maximum Available in contract year 12 is $14,479 which is derived from the Benefit Base of $289,576.  Please confirm that this presentation is accurate.

Response: Appendix E has been revised to shift the Benefit Base values and make clear that those values are as of year-end.

d.     Comment:  Please include an example demonstrating the impact of an excess withdrawal in both the SecurePay FX rider and the basic SecurePay rider.

Response: Appendix E has been revised to include an example of an excess withdrawal for both the SecurePay FX rider and the basic SecurePay rider.

14.          Tandy Representations

Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company represents that the requested acknowledgments will be included in the transmittal letter for the pre-effective amendment filing.

*     *     *

The Company intends to file with the Commission a pre-effective amendment to the above-referenced filing as soon as practical.  Acceleration requests from the Company and from the principal underwriter will accompany this pre-effective amendment, seeking acceleration of the effectiveness of the registration statement to November 15, 2011.  Any assistance you can provide to assist us in meeting this request would be very much appreciated.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:	Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan

Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes the Protective Dimensions Variable Annuity Contract, an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract to the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you purchase a SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”) The Sub-Accounts invest in the following Funds:

American Funds Insurance Series

Asset Allocation Fund-SC

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Comstock Fund, Class II

Invesco Van Kampen V.I. Equity and Income Fund, Class II

Invesco V.I. Government Securities Fund, Class II

Invesco Van Kampen V.I. Growth and Income Fund, Class II

Invesco Van Kampen V.I. Mid Cap Growth Fund, Class II

Invesco Van Kampen V.I. Mid Cap Value Fund, Class II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC`2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small-Mid Cap Growth Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

Large Cap Value Fund, Service Class

Growth Opportunities Fund, Service Class

MidCap Value Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Mid Cap Core Fund, Class II

ClearBridge Small Cap Growth Fund, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

Capital Structure Portfolio

Bond-Debenture Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

International Opportunities Portfolio

Classic Stock Portfolio

Mid-Cap Value Portfolio

MFS® Variable Insurance TrustSM

Growth Series-SS

Investors Growth Stock Series-SS

Investors Trust Series-SS

New Discovery Series-SS

Research Bond Series-SS

Research Series-SS

Total Return Series-SS

Utilities Series-SS

Value Series-SS

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA SS

PIMCO Variable Insurance Trust

Long-Term US Government Fund, Advisor Class

Low Duration Fund, Advisor Class

Real Return Fund, Advisor Class

Short-Term Fund, Advisor Class

Total Return Fund, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The Universal Institutional Funds, Inc.

Global Real Estate Portfolio Class II

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that you should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information has the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Dimensions Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 15, 2011

PRO.DIMENSIONS.1111

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	$50 (1)
Variable Account Annual Expenses
(as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	0.80%
Administration Charge	0.10%
Total Variable Account Annual Expenses (without Premium Based Charge or death benefit fee)	0.90%

Maximum Annual Premium Based Charge (as an annualized percentage of each Purchase Payment, deducted quarterly)(2):	0.70%

Optional Benefit Charges:

Optional Monthly Maximum Anniversary Value Death Benefit Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date)(3)	0.20%

Optional Protected Lifetime Income Benefits

Monthly SecurePay Fee(4) (as an annualized percentage of the Benefit Base(5) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.50%
Purchase of SecurePay rider under RightTime® option	1.40%	0.60%
Purchase of SecurePay FX rider at time of Contract Purchase	2.20%	1.00%
Purchase of SecurePay FX rider under RightTime® option	2.20%	1.10%

(1)  We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $75,000 or more. (See “Charges and Deductions.”)

(2)  The Premium Based Charge is assessed during the first seven years after each Purchase Payment is made and is based upon the cumulative amount of Purchase Payments. (See “Charges and Deductions.”)

(3)  There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. For more information on these death benefit values and how they are calculated, please see the “DEATH BENEFIT” section of this prospectus and “Charges and Deductions, Death Benefit Fee.”

(4)  If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee and your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value under the basic SecurePay rider or your SecurePay Highest Quarterly Value under the SecurePay FX rider will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract or quarterly anniversaries, as applicable. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Rollup Value for the remainder of the Roll-up Period. See “Protected Lifetime Income Benefits (“SecurePay”) with RightTime® Option” in this prospectus.

(5)  The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Issue Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see “Protected Lifetime Income Benefits (“SecurePay”) with RightTime® Option” in this prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2010. Current or future expenses may be higher or lower than those shown.

5

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.35%	-	1.68	%(1)

(1)  The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including the highest Variable Account charges, owner transaction expenses, the annual contract maintenance fee, the highest Annual Premium Based Charge, the death benefit fee (assuming you elected the Maximum Anniversary Value Death Benefit), and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the SecurePay FX rider under the RightTime® option at the maximum charge. The second example assumes that you purchased the SecurePay FX rider under the RightTime® option at the current charge. Both of these examples also assume that the owner is 75 or older during the rider’s “roll-up period,” which reflects a higher Benefit Base and SecurePay Fee amount The third example assumes that you have not purchased the SecurePay FX rider or SecurePay rider. The examples assume that all the Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

(1)  If you purchased the SecurePay FX rider selected under RightTime® option (reflecting the maximum charge):

If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,236	2,388	3,501	6,418
Minimum Fund Expenses	1,117	2,040	2,929	5,341

If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	614	1,871	3,170	6,418
Minimum Fund Expenses	487	1,501	2,574	5,341

(2)  If you purchased the SecurePay FX rider selected under RightTime® option (reflecting the current charge):

If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,133	2,066	2,937	5,138
Minimum Fund Expenses	1,013	1,712	2,347	3,975

If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	504	1,530	2,582	5,138
Minimum Fund Expenses	376	1,153	1,967	3,975

6

(3)  If you have not purchased a SecurePay rider:

If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,031	1,748	2,379	3,872
Minimum Fund Expenses	911	1,387	1,770	2,623

If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	395	1,192	2,000	3,872
Minimum Fund Expenses	266	809	1,366	2,623

*                 You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see “ANNUITY PAYMENTS, Annuity Date, changing the Annuity Date.” Neither the death benefit fee nor the SecurePay Fee apply after the Annuity Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

7

Can I transfer amounts in the Contract?

Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account; no amounts may be transferred to the Fixed Account within sixmonths after any transfer from a Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year; we reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See “Transfers.”) If you purchase a SecurePay rider, your options for transferring Contract Value among the Investment Options will be restricted in accordance with the rider’s Allocation Guidelines and Restrictions. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Can I surrender the Contract?

Upon Written Notice before the Annuity Date, you may surrender the Contract and receive its surrender value. (See “Surrenders and Withdrawals.”) Surrenders may have federal and state income tax consequences, as well as a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2, and surrender charges may apply. (See “Charges and Deductions, Surrender Charge” and “Taxation of Withdrawals and Surrenders.”)

Can I withdraw my money from the Contract?

Any time before the Annuity Date, you may request by Written Notice a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $5,000. Under certain conditions we may also accept withdrawals requested by facsimile and telephone. You also may elect to participate in our automatic withdrawal plan, which allows you to pre-authorize periodic withdrawals prior to the Annuity Date. (See “Surrenders and Withdrawals.”) Withdrawals may be available under certain Annuity Options. (See “Annuity Payments — Annuity Options.”)

Withdrawals reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. (See “Charges and Deductions, Surrender Charge” and “Taxation of Withdrawals and Surrenders.”) If you purchase a SecurePay rider, special withdrawal rules apply, especially on or after the Benefit Election Date. (See “Protected Lifetime Income Benefits (“SecurePay”) with RightTime® Option.”)

9

Is there a death benefit?

If any Owner dies before the Annuity Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner’s death. (See “Death Benefit.”)

The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract. You must select your death benefit at the time you apply for your Contract, and your selection may not be changed after the Contract is issued. (See “Charges and Deductions, Death Benefit Fee.”)

What charges do I pay under the Contract?

We impose two sales charges under your Contract: 1) during the first seven years after you make a Purchase Payment, we deduct a Premium Based Charge from your Contract Value on a quarterly basis; and 2) we may assess a surrender charge if you withdraw or surrender your Purchase Payments from the Contract, depending on how long those payments were invested in the Contract. We may waive the surrender charge under certain circumstances. We impose these sales charges independently and in addition to one another.

We apply a charge to the daily net asset value of the Variable Account that consists of a mortality and expense risk charge and an administration charge. We do not currently impose a transfer fee, but we reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year. We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Maximum Anniversary Value Death Benefit and SecurePay riders.

We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds’ investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

See the “Fees and Expenses” tables preceding this Summary and “Charges and Deductions.”

10

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2010, Protective Life had total assets of approximately $47.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $47.6 billion at December 31, 2010.

The assets of Protective Life’s general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or a SecurePay rider), are paid from Protective Life’s general account, any amounts that Protective Life may pay under the Contract in excess of Contract Value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life’s financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life’s general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

The following Sub-Accounts of the Variable Account generally are available in the Contracts:

American Funds Asset Allocation Fund SC*	Lord Abbett Classic Stock
Fidelity VIP Mid Cap-SC2*	Lord Abbett Mid-Cap Value
Fidelity VIP Contrafund®-SC2*	Lord Abbett Bond-Debenture
Fidelity VIP Investment Grade Bond-SC2*	Lord Abbett Growth Opportunities
Fidelity VIP Index 500-SC2*	Lord Abbett Capital Structure
Lord Abbett Fundamental Equity
Franklin Income Securities-C2*
Franklin Rising Dividends Securities-C2*	MFS New Discovery SS*
Franklin Small-Mid Cap Growth Securities-C2*	MFS Growth SS*
Franklin Flex Cap Growth Securities-C2*	MFS Research SS*
Franklin Small Cap Value Securities-C2*	MFS Investors Growth Stock SS*
Franklin U.S. Government-C2*	MFS Investors Trust SS*
Mutual Shares Securities-C2*	MFS Utilities SS*
Templeton Foreign Securities-C2*	MFS Total Return SS*
Templeton Global Bond Securities-C2*	MFS Research Bond-SS*
Templeton Growth Securities-C2*	MFS Value-SS*

Goldman Sachs Strategic Growth, SC*	Oppenheimer Global Securities SS*
Goldman Sachs Mid CapValue-SC*	Oppenheimer Capital Appreciation SS*
Goldman Sachs Strategic International Equity-SC*	Oppenheimer Main Street SS*
Goldman Sachs Large Cap Value-SC*	Oppenheimer Global Strategic Income SS*
Goldman Sachs Growth Opportunities-SC*	Oppenheimer Money

Invesco Van Kampen V.I. Comstock II	PIMCO Long-Term US Government, AC*
Invesco Van Kampen V.I. Equity and Income II	PIMCO Low Duration, AC*
Invesco V.I. Government Securities II	PIMCO Real Return, AC*
Invesco Van Kampen V.I. Growth and Income II	PIMCO Short-Term, AC*
Invesco Van Kampen V.I. Mid Cap Growth II	PIMCO Total Return, AC*
Invesco Van Kampen V.I. Mid Cap Value II
Royce Capital Micro-Cap, SC*
Legg Mason ClearBridge Mid Cap Core II*	Royce Capital Small-Cap, SC*
Legg Mason ClearBridge Small Cap Growth II*
UIF Global Real Estate II*
Lord Abbett Growth and Income
Lord Abbett International Opportunities

*                 This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see “Other Information about the Funds” and “Distribution of the Contracts” in this prospectus, and the prospectus for the Fund.

If you select a SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with the rider’s Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Administration

Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: American Funds Insurance Series managed by Capital Research and Management Company; Fidelity® Variable Insurance Products managed by Fidelity

Anniversary before the Benefit Election Date, the required Investment Allocation Guidelines and Restrictions, the Maximum Withdrawal Percentage, and the SecurePay fee, as follows:

	SecurePay	SecurePay FX

Potential Increase in Benefit Base on each Contract Anniversary Before Benefit Election Date	Greater of: (1) current Benefit Base; or (2) SecurePay Anniversary Value (current Contract Value minus any Purchase Payments made two or more years after Rider Issue Date)

Greatest of: (1) current Benefit Base; (2) SecurePay Highest Quarterly Value over past year (Contract Value on each quarterly anniversary minus Purchase Payments made two or more years following Rider Issue Date and reduced proportionately for withdrawals); or (3) SecurePay Roll-up Value (current Benefit Base plus specified percentage (based on attained age of younger Covered Person) of Benefit Base on previous Contract Anniversary, reduced proportionately for withdrawals)

Investment Allocation Guidelines and Restrictions

Must allocate Purchase Payments and Contract Value in accordance with (1) Allocation by Investment Category guidelines; (2) an eligible Benefit Allocation Model Portfolio; or (3) a combination of 1 or 2.

Must allocate Purchase Payments and Contract Value in accordance with: (1) Allocation by Investment Category guidelines; (2) an eligible Benefit Allocation Model Portfolio; or (3) a combination of 1 or 2. Must participate in the Allocation Adjustment.

Maximum Withdrawal Percentage	4.5% (two Covered Persons) 5.0% (single Covered Person)

4.5% (two Covered Persons age* 59 1/2 through 74)

5.0% (single Covered Persons age* 59 1/2 through 74)

5.5% (two Covered Persons age* 75 and older)

6.0% (single Covered Persons age* 75 and older)

* Attained Age of (Younger) Covered Person(s) on Contract Anniversary

SecurePay Fee	1.40% maximum, 0.50% current (at time of Contract purchase) 1.40% maximum, 0.60% current (purchase under RightTime® option)	2.20% maximum, 1.00% current (at time of Contract purchase) 2.20% maximum, 1.10% current (purchase under RightTime® option)

A SecurePay rider does not guarantee Contract Value or the performance of any investment option.

Important Considerations

•                  If you purchase a SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted in accordance with our “Allocation Guidelines and Restrictions” (described below).

exceed your Annual Withdrawal Amount by $1,000; $2,000 of that withdrawal will be a SecurePay Withdrawal and $1,000 will be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 — $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 — $1,000).

However, if in the example above, your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 — ($70,000 — $2,000) = 1.4706%). We then apply this percentage reduction to your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 — ($100,000 * 0.014706)).

The examples above do not include the effect of any surrender charges that may be applicable.

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage. We also will apply a surrender charge to the Excess Withdrawal, if a surrender charge would otherwise be applicable.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

•                  We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

•                  We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

•                  On the Annuity Date, we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse.

Please note that we may accept different payment intervals. If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, first, we will pay you a lump sum equal to such remaining AWA. We will then establish an Annuity Date, as described immediately above. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

Benefit Available on Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday)

Either SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals. You must annuitize the Contract no later than the oldest Owner’s or Annuitant’s 95th birthday (“Maximum Annuity Date”).

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

We deduct a fee for each SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to Sub-Accounts in accordance with the rider’s Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee will vary depending on when you purchase the rider and which rider you purchase:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.50%
Purchase of SecurePay rider under Right Time®	1.40%	0.60%
Purchase of SecurePay FX rider at time of Contract Purchase	2.20%	1.00%
Purchase of SecurePay FX rider under Right Time®	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the tables above.

If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay Rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value under the basic SecurePay rider or your SecurePay Highest Quarterly Value under the SecurePay FX rider will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract or quarterly Anniversaries, as applicable. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the Roll-up Period.

Allocation Guidelines and Restrictions

In order to maintain either SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay riders.

Specifically, you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below); or (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below). You may also allocate your Purchase Payments to the dollar cost averaging (“DCA”) Fixed Account(s), provided that transfers from the DCA Account are allocated to the Sub-Accounts in accordance with the Allocation Guidelines and Restrictions described above. If you select the SecurePay FX rider you also must participate in the Allocation Adjustment program.

Allocation by Investment Category.  The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of three categories of Sub-Accounts listed below in order for you to remain eligible for benefits under a SecurePay rider (unless you are fully invested in a Benefit Allocation Model, as described above). You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group. These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

For purposes of the Allocation Adjustment, we will not change how we monitor Sub-Accounts (i.e., by applying a 12-month Simple Moving Average, or SMA) once you purchase the SecurePay FX rider, but we may use a different mathematical model for SecurePay FX riders we issue in the future. We reserve the right to change the default Sub-Account to which Purchase Payments and Contract Value are allocated when a Sub-Account is restricted, to begin monitoring some or all of the Sub-Accounts in Category 1 of the Allocation by Investment Category guidelines, and/or to terminate the Allocation Adjustment at any time in our sole discretion.

If you receive notice of a change to the Allocation Guidelines and Restrictions, you are not required to take any action. We will continue to apply Purchase Payments you submit without allocation instructions, and process automatic DCA and portfolio rebalancing transfers, according to your Contract allocation established before the Allocation Guidelines and Restrictions changed. We will only apply the new Allocation Guidelines and Restrictions to additional Purchase Payments submitted with new allocation instructions or to future transfers of Contract Value (not including DCA transfers or transfers made to reallocate your Contract Value under the portfolio rebalancing program) because allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value change your current Contract allocation. This means you will not be able to make additional Purchase Payments submitted with new allocation instructions or transfers of Contract Value until your current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time (although you will still be required to participate in the portfolio rebalancing program).

Portfolio Rebalancing. You must elect portfolio rebalancing if you select either SecurePay or SecurePay FX. Under this program, we will “re-balance” your Variable Account value based on your allocation instructions in effect at the time of the rebalancing. Whether your Contract Value is invested according to the Allocation by Investment Category Guidelines or a Benefit Allocation Model Portfolio, we will rebalance your Contract Value to restore it to your most recent allocation instructions. You may specify rebalancing on a quarterly, semi-annual, or annual basis. If you do not specify the period, we will rebalance your Variable Account value semi-annually based on the Rider Issue Date. We will also rebalance your Variable Account value each time your Contract allocation is changed, for example, when we receive a request to transfer Contract Value (not including DCA or portfolio rebalancing transfers) or when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions. (See “Portfolio Rebalancing.”)

Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. We reserve the right to change the rebalancing frequency, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider (see below).

Prohibited Allocation Instructions. If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals or withdrawals, in a manner that is not consistent with the applicable SecurePay Rider’s Allocation Guidelines and Restrictions (a “Prohibited Allocation instruction”), we will terminate your SecurePay rider. For example, if you are following the Allocation by Investment Category Guidelines and you instruct us to transfer 40% of your Contract Value to the Fidelity VIP Contrafund Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 30% of your Contract Value.

For purposes of allocating your Purchase Payments and Contract Value, a Prohibited Allocation instruction includes:

(a)          allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions; or

(b)         directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions; or

(c)          transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions; or

Nursing Home:  For purposes of determining your eligibility for the SecurePay NH benefit, a “Nursing Home” is defined as a facility (or portion of a facility) primarily engaged in providing continuous, on-going nursing care to its residents in accordance with the authority granted by a license issued by State or Federal government (or granted pursuant to state certification or operated pursuant to law if your state neither licenses nor certifies such facilities), and qualified as a “skilled nursing home facility” under Medicare or Medicaid. A “Nursing Home” does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; or, an assisted living facility engaged primarily in custodial care.

Activities of Daily Living (ADL). Under the SecurePay NH benefit, “Activities of Daily Living” refer to the following functions relating to the Covered Person’s ability to live independently:

•                  Bathing — The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

•                  Continence — The ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for the catheter or colostomy bag.

•                  Dressing — The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

•                  Eating — The ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.

•                  Toileting — The ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•                  Transferring — The ability to move into or out of a bed, chair or wheelchair.

Severe Cognitive Impairment.  For purposes of determining eligibility for the SecurePay NH benefit, Severe Cognitive Impairment is a loss or deterioration of intellectual capacity that is comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia.

Two Covered Persons.  If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.

Applying for Increased AWA under the SecurePay NH benefit.

Initial Application.  To apply for an increased AWA under the SecurePay NH benefit, you must submit an application certifying that the Covered Person meets the conditions for qualification under the SecurePay NH benefit. This certification must be signed by the Covered Person’s Physician. If the Owner is unable to submit an application for an increased AWA on his or her own behalf, we will accept an application on behalf of an Owner from a person who provides satisfactory proof that they have legally assumed care, custody, and representation of the incapacitated Owner. Typically, this would be a valid power of attorney or an order of conservatorship from a court of competent jurisdiction.

The certifying Physician must be a medical doctor currently licensed by a state Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. We may require an examination of the Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail.

Re-Certification of Eligibility.  Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the “Qualification Date”), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before the re-certification is due.

The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under SecurePay NH, and must be signed by the Covered Person’s physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay rider you purchased.

Determining Your Increased AWA under the SecurePay NH benefit

Initial Qualifying Year.  Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She now has a Maximum Withdrawal Percentage of 6%. Her AWA is $6,000 (6% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $6,000. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 *10%) and her remaining AWA for the current Contract Year is $4,000 ($10,000 - $6,000).

If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by subtracting the Maximum Withdrawal Percentage identified on the Benefit Election Date from the enhanced Maximum Withdrawal Percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She now has a Maximum Withdrawal Percentage of 6%. Her AWA is $6,000 (6% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $6,000 and an Excess Withdrawal of $4,000. Her new Benefit Base after the Excess Withdrawal is $95,745 ($100,000 - $4,000 / $94,000 * $100,000). Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $95,745. Her new AWA is $9,575 ($95,745 * 10%) and her remaining AWA for the current Contract Year is $3,830 ((10% - 6%) * $95,745).

Notice of Qualification.  We will include the amount of the increase in the Annual Withdrawal Amount for the qualifying year in the notice that confirms the Covered Person’s qualification for the Nursing Home Enhancement.

Subsequent Contract Years.  In subsequent Contract Years in which you are eligible for the Nursing Home Enhancement, we multiply the Benefit Base on the Contract Anniversary by the enhanced Maximum Withdrawal Percentage to determine the Annual Withdrawal Amount for that Contract Year. For any year in which you are not eligible for the Nursing Home Enhancement, we determine the Annual Withdrawal Amount, if any, according to the terms of the SecurePay rider you purchased.

If, pursuant to SEC rules, the Oppenheimer Money Fund/VA suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, or death benefit from the Oppenheimer Money Fund/VA Sub-Account until the Fund is liquidated.

We may delay payment of a surrender or withdrawal from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Premium Based Charge

For each Purchase Payment, we deduct a quarterly Premium Based Charge from your Contract Value during the first seven years after each Purchase Payment is made. This fee reimburses us for expenses related to sales and distribution of the Contract, including commissions we pay to selling brokers, advertising and marketing materials, and other promotional expenses, and is in addition to the surrender charge we may also impose under the Contract (if you withdraw or surrender your Purchase Payments from the Contract) to reimburse us for expenses related to sales and distribution of the Contract. In the event Premium Based Charges are not sufficient to cover sales expenses, we will bear the loss; conversely, if the amount of such charges provides more than enough to cover such expenses, we will retain the excess. Protective Life does not currently believe that the Premium Based Charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life’s general assets, which may include amounts derived from the mortality and expense risk charge.

Premium Based Charge Percentage

The Premium Based Charge is a percentage of each Purchase Payment. We determine the percentage for each Purchase Payment when we apply the Purchase Payment to your Contract by adding that Purchase Payment to all prior Purchase Payments applied to your Contract Value. We will add together all Purchase Payments received within 90 days of the Issue Date for the purpose of determining the Premium Based Charge percentage for each of them.

The schedule of Premium Based Charges is shown in the table below.

Current Purchase Payment Plus All Prior Purchase Payments Applied to the Contract	Quarterly Premium Based Charge Percentage (as a percentage of each Purchase Payment)	Annual Equivalent of Premium Based Charge Percentage
Less than $50,000	0.1750%	0.70%
At least $50,000, but less than $100,000	0.1500%	0.60%
At least $100,000, but less than $250,000	0.1250%	0.50%
At least $250,000, but less than $500,000	0.0875%	0.35%
At least $500,000, but less than $1,000,000	0.0625%	0.25%
$1,000,000 or more	0.0375%	0.15%

We do not separate a Purchase Payment into multiple portions when determining its Premium Based Charge percentage. When a Purchase Payment (which includes all prior Purchase Payments applied to the Contract) falls within one of the “breakpoints” in the table above, the entire amount of the Purchase Payment is subject to the Premium Based Charge percentage applicable to that breakpoint. Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not change even if additional Purchase Payments are made or withdrawals are taken. Please see Appendix G for examples of the operation of the Premium Based Charge.

Amount of Quarterly Premium Based Charge

We assess the Premium Based Charge for each Purchase Payment subject to the fee on each successive three-month anniversary of the Issue Date (each, a “Quarterly Contract Anniversary”). On the business day following each Quarterly Contract Anniversary, we deduct from your Contract Value an amount equal to the sum of the quarterly fees for all Purchase Payments less than seven years old and received on or before the Quarterly Contract Anniversary.

We do not deduct the Premium Based Charge on or after the Annuity Date.

Surrender Charge (Contingent Deferred Sales Charge)

General.

Within certain time limits described below, we deduct a surrender charge (contingent deferred sales charge) from the Contract Value when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. (See “Annuitization, Annuity Date.”) We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

The surrender charge reimburses us for expenses related to sales and distribution of the Contract, including commissions, marketing materials, and other promotional expenses, and is in addition to the Premium Based Charge we may also impose under the Contract (during the first seven years after you make a Purchase Payment) to reimburse us for expenses related to sales and distribution of the Contract. In the event surrender charges are not sufficient to cover sales expenses, we will bear the loss; conversely, if the amount of such charges provides more than enough to cover such expenses, we will retain the excess. Protective Life does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life’s general assets, which may include amounts derived from the mortality and expense risk charge.

If you elect a SecurePay rider, we impose a surrender charge on Excess Withdrawals but not on SecurePay Withdrawals. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Free Withdrawal Amount.

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. Withdrawals, including withdrawals of the free withdrawal amount, may be subject to income taxation and may be subject to a 10% federal penalty tax if taken before the Owner reaches age 59 1/2. (See “Taxation of Annuities in General, Taxation of Withdrawals and Surrenders.”)

If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Determining the Surrender Charge.

The surrender charge is a percentage of the Purchase Payment(s) being withdrawn. The charge for each Purchase Payment decreases as the Purchase Payment gets older. The age of a Purchase Payment is measured from the date it is allocated to your Contract.

When you make a Purchase Payment, we assign that Purchase Payment to a specific Surrender Charge tier determined by reference to the tiered schedule set forth below. The Surrender Charge tier assigned to each Purchase Payment is determined by adding that Purchase Payment to all prior Purchase Payments applied to your Contract Value, as shown in the table below. Subsequent Purchase Payments do not change the Surrender Charge tier assigned to any prior Purchase Payment, with one exception: we will add together all Purchase Payments received within 90 days of the Issue Date for the purpose of determining the Surrender Charge tier assigned to each of them.

Surrender Charge Percentages Table

Current Purchase Payment Plus All Prior	Number of Complete Years Elapsed Between the Date the Purchase Payment was Applied to the Contract and the Withdrawal or Surrender Date
Purchase Payments Applied to the Contract	0	1	2	3	4	5	6	7+]
Less than $50,000	7.0%	6.0%	6.0%	5.0%	4.0%	3.0%	2.0%	0%
At least $50,000 but less than $100,000	6.0%	5.0%	5.0%	4.0%	3.0%	2.0%	1.0%	0%
At least $100,000 but less than $250,000	5.0%	4.0%	4.0%	3.0%	2.0%	2.0%	1.0%	0%
At least $250,000 but less than $500,000	4.0%	3.0%	3.0%	2.0%	2.0%	1.0%	1.0%	0%
At least $500,000 but less than $1,000,000	3.0%	2.0%	2.0%	2.0%	1.0%	1.0%	0.5%	0%
$1,000,000 or more	2.0%	1.0%	1.0%	1.0%	1.0%	0.5%	0.5%	0%

When you withdraw Contract Value, we calculate the surrender charge by assuming that any available free withdrawal amount is taken out first (we do not assess a surrender charge on free withdrawal amounts). If the amount withdrawn is greater than the free withdrawal amount, we then assume that the excess is taken from Purchase Payments that have not been previously withdrawn, on a “first-in, first-out” basis (meaning we look first to oldest Purchase Payments). We then allocate any final remaining withdrawal amount pro-rata to these Purchase Payments. The surrender charge is the total of each of the allocated amounts of surrendered Contract Value multiplied by its applicable surrender charge percentage, as shown above.

Refer to Appendix B for an example of how the surrender charge is calculated.

We will monitor the amount of the surrender charge we assess such that the amount of any surrender charge we impose, when added to any Premium Based Charge and surrender charge previously paid on the Contract, will not exceed nine percent (9%) of aggregate Purchase Payments made to date for your Contract.

Waiver of Surrender Charges.

We will waive any applicable surrender charge if, at any time after the first Contract Year:

(1)   you are first diagnosed as having a terminal illness by a physician who is not related to you or the Annuitant; or,

(2)   you enter, for a period of at least ninety (90) days, a facility which is both

(a)          licensed by the state or operated pursuant to state law; and

(b)         qualified as a skilled nursing home facility under Medicare or Medicaid.

The term “terminal illness” means that you are diagnosed as having a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in your death in 12 months or less. A “physician” is a medical doctor licensed by a state’s Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. You must submit written proof satisfactory to us of a terminal illness or nursing home confinement. We reserve the right to require an examination by a physician of our choice at our expense.

Death Benefit Fee

If you select the Maximum Anniversary Value Death Benefit we assess a death benefit fee to compensate us for the cost of providing this death benefit. We calculate the death benefit fee as of each Monthly Anniversary Date on which the fee is assessed, and we deduct it from your Contract Value on the next Valuation Day. We will deduct the death benefit fee pro-rata from the Investment Options (e.g., in the same proportion that each Investment Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your death benefit. We collect this fee on the Valuation Date following each Monthly Anniversary Date through the Annuity Date whether or not the value of the death benefit is greater than the Contract Value on that anniversary. It is possible that a death benefit fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See “Federal Tax Matters.”) We do not assess the death benefit fee after the Annuity Date.

The fee is equal, on an annualized basis, to 0.20% of your annualized death benefit value measured on each Monthly Anniversary Date. The value of your Maximum Anniversary Value Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value, (2) your adjusted aggregate Purchase Payments, or (3) your greatest anniversary value attained as of that day. (See DEATH BENEFIT, Maximum Anniversary Value Death Benefit for a more complete description.) For example, if on a Monthly Anniversary Date your Contract Value equals $125,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your Contract Value of $125,000. Alternatively, if your Contract Value equals only $115,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your greatest anniversary value attained of $120,000.

SecurePay Fee

If you elect either the SecurePay or the SecurePay FX rider, we deduct a fee for the rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Date.

The fee for the SecurePay FX rider is higher than for the basic SecurePay rider. The amount of the fee for either SecurePay rider depends on whether you purchased the rider when you purchase your Contract or later under the RightTime® option:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.50%
Purchase of SecurePay rider under RightTime® Option	1.40%	0.60%
Purchase of SecurePay FX rider at time of Contract Purchase	2.20%	1.00%
Purchase of SecurePay FX rider under RightTime® Option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above. If we increase your SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may then elect not to pay the increased SecurePay Fee, and your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value under the basic SecurePay rider or your SecurePay Highest Quarterly Value under the SecurePay FX rider will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract or quarterly Anniversaries, as applicable. You will continue to be assessed your current SecurePay fee. However, if you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the Roll-up Period. See Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.

SecurePay Medical Evaluation Fee. Under either SecurePay rider, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount (“AWA”) if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an

Annuity Options

You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Date. We will send you a notice in advance of your Annuity Date which asks you to select your Annuity Option. If you have not selected an Annuity Option within 30 days of the Annuity Date, we will apply your Annuity Value to Option B Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

You may select from among the following Annuity Options:

Option A — Payments For a Certain Period:

We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

Option B — Life Income With Or Without A Certain Period:

Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, no payments will be made after the death of the Annuitant(s), no matter how few or how many payments have been made. This means the Payee will receive no annuity payments if the Annuitant(s) dies before the first scheduled payment, will receive only one payment if death occurs before the second scheduled payment, and so on.

Additional Option:

You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

When selecting an Annuity Option, you should bear in mind that the amount of each payment for a certain period compared to the amount of each payment for life (either with or without a certain period) depends on the length of the certain period chosen and the life expectancy of the Annuitant(s). The longer the life expectancy, the lower the payments. Generally, the shorter the certain period chosen, the higher the payments. You also should consider that, assuming Annuitants with the same life expectancy, choosing Option B — Life Income Without a Certain Period will result in larger annuity payments than Option B — Life Income with a Certain Period (although the Payee will receive more payments under Option B — Life Income with a Certain Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

At this time Protective does not allow a “partial annuitization,” i.e., we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

Minimum Amounts

If your Annuity Value is less than $5,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company’s rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Date

In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity

APPENDIX A

DEATH BENEFIT CALCULATION EXAMPLES

The purpose of the following examples is to illustrate the Return of Purchase Payments and Maximum Anniversary Value Death Benefits when the basic SecurePay rider has been elected and when no SecurePay rider has been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the Basic SecurePay Rider

Assumptions:

•   Owner is 60 years old on the Issue Date (1/1/2010)

•   Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•   Purchased the basic SecurePay Rider at the time of Contract purchase

•   Elected Single Life Coverage under the SecurePay Rider

•   Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•   Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		104,000			103,000
1/1/14	Anniversary	110,000		—		—		110,000		110,000			110,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		110,000			165,000
11/30/14	SecurePay WD	155,000		—		5,500	(H)	149,500		110,000	5,500	(I)	154,500	(J)
1/1/15	SecurePay WD	152,500				5,500	(K)	147,000		110,000	5,500		149,000
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		99,000	15,450	(M)	144,000	(N)
7/1/15	Owner Death	135,000	(O)	—		—		135,000		99,000			135,000	(P)

(A)	Contract is issued with a Purchase Payment of $100,000.
(B)	This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.
(C)	A withdrawal of $25,000 (including applicable surrender charges) is made. This withdrawal is made before the SecurePay rider’s Benefit Election Date.
(D)	$100,000 = $125,000 - $25,000.
(E)

The “Adjusted Withdrawal Amount” is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn

(including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.
(F)

The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

(G)	A Purchase Payment of $80,000 is made on 10/1/2014.
(H)	The SecurePay Benefit Election Date is set on 11/30/2014, and the first SecurePay Withdrawal of $5,500 is taken.
(I)	For SecurePay withdrawals the death benefit is adjusted dollar for dollar, so the Adjusted Withdrawal Amount is $5,500.
(J)

The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $154,500 = the greater of $149,500 or $154,500 ($100,000 + $80,000 - $20,000 - $5,500) respectively.

(K)

A withdrawal of $5,500 is made on 1/1/2015. This amount is equal to the Annual Withdrawal Amount for this Contract Year. For this example assume the Maximum Withdrawal Percentage is 5%. $5,500 = $110,000 * 5%.

(L)	An Excess Withdrawal under the SecurePay rider of $16,000 is made on 3/31/2015.
(M)

The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,500, the adjusted withdrawal amount is $15,450 = $16,000 / $160,000 * 154,500.

(N)

The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $144,000 = the greater of $144,000 or $133,550 ($100,000 + $80,000 - $20,000 - $5,500 - $5,500 - $15,450) respectively.

(O)	The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.
(P)

The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $135,000 = greater of $135,000 or $133,550 ($100,000 + $80,000 - $20,000 - $5,500 - $5,500 - $15,450) respectively.

Example of Death Benefit Calculation — Maximum Anniversary Value Death Benefit When Owning the Basic SecurePay Rider

Assumptions:

•   Owner is 60 years old on the Issue Date (1/1/2010)

•   Purchased Maximum Anniversary Value Death Benefit at the time of Contract purchase

•   Purchased the basic SecurePay Rider at the time of Contract purchase

•   Elected Single Life Coverage under the SecurePay Rider

•   Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•   Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Anniversary Value		Maximum Anniversary Value Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		153,550
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		163,550
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)
1/1/13	Anniversary	103,000		—		—		103,000		104,000	—		156,550
1/1/14	Anniversary	110,000		—		—		110,000		110,000	—		163,550	(F)
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		110,000	—
11/30/14	SecurePay WD	155,000		—		5,500	(H)	149,500		110,000	5,500	(I)	128,550	(J)
1/1/15	SecurePay WD	152,500				5,500	(K)	147,000		110,000	5,500		131,550
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		99,000	15,450	(M)
7/1/15	Owner Death	135,000	(N)	—		—		135,000		99,000					163,550	(O)

(A)	Contract is issued with a Purchase Payment of $100,000.
(B)	This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.
(C)	A withdrawal of $25,000 (including applicable surrender charges) is made. This withdrawal is made before the SecurePay rider’s Benefit Election Date.
(D)	$100,000 = $125,000 - $25,000.
(E)

The “Adjusted Withdrawal Amount” is used to adjust the Maximum Anniversary Value Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)

Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $163,550 = $110,000 + $80,000 - $5,500 - $5,500 - $15,450. Also, this value is the greatest anniversary value for the Maximum Anniversary Value calculation.

(G)	A Purchase Payment of $80,000 is made on 10/1/2014.
(H)	The SecurePay Benefit Election Date is set on 11/30/2014, and the first SecurePay Withdrawal of $5,500 is taken.

(I)	For SecurePay withdrawals the death benefit is adjusted dollar for dollar, so the Adjusted Withdrawal Amount is $5,500.
(J)

Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $128,550 = $155,000 - $5,500 - $5,500 - $15,450.

(K)

A withdrawal of $5,500 is made on 1/1/2015. This amount is equal to the Annual Withdrawal Amount for this Contract Year. For this example assume the Maximum Withdrawal Percentage is 5%. $5,500 = $110,000 * 5%.

(L)	An Excess Withdrawal under the SecurePay rider of $16,000 is made on 3/31/2015.
(M)

The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,500, the adjusted withdrawal amount is $15,450 = $16,000 / $160,000 * 154,500.

(N)	The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.
(O)

The Maximum Anniversary Value Death Benefit is equal to the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal, or (3) the greatest anniversary value attained. $163,550 = the greatest of $135,000 or $133,500 ($100,000 + $80,000 - $20,000 - $5,500 - $5,500 - $15,450) or $163,550, respectively.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit Without a SecurePay Rider

Assumptions:

•   Owner is 60 years old on the Issue Date (1/1/2010)

•   Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•   Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		—		103,000
1/1/14	Anniversary	110,000		—		—		110,000		—		110,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		—		165,000
11/30/14	Withdrawal	155,000		—		5,500	(H)	149,500		5,678	(I)	154,322	(J)
3/31/15	Withdrawal	160,000		—		16,000	(K)	144,000		15,432		144,000
7/1/15	Owner Death	135,000	(L)	—		—		135,000				138,890	(M)

(A)	Contract is issued with a Purchase Payment of $100,000.
(B)	This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.
(C)	A withdrawal of $25,000 (including applicable surrender charges) is made.
(D)	$100,000 = $125,000 - $25,000.
(E)

The “Adjusted Withdrawal Amount” is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges), reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)

The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

(G)	A Purchase Payment of $80,000 is made on 10/1/2014.
(H)	A withdrawal of $5,500 (including applicable surrender charges) is made.
(I)

The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $160,000, the adjusted withdrawal amount is $5,678 = $5,500 / $155,000 * 160,000.

(J)

The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $154,322 = the greater of $149,500 or $154,322 ($100,000 + $80,000 - $20,000 - $5,678), respectively.

(K)	A withdrawal of $16,000 (including applicable surrender charges) is made on 3/31/2015.
(L)	The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(M)

The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $138,890 = greater of $135,000 or $138,890 ($100,000 + $80,000 - $20,000 - $5,678 - $15,432) respectively.

Example of Death Benefit Calculation — Maximum Anniversary Value Death Benefit Without a SecurePay Rider

Assumptions:

•      Owner is 60 years old on the Issue Date (1/1/2010)

•      Purchased Maximum Anniversary Value Death Benefit at the time of Contract purchase

•      Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Adjusted Withdrawal Amount		Anniversary Value		Maximum Anniversary Value Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		—		158,890
1/1/12	Anniversary	130,000		—		—		130,000		—		168,890
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	20,000	(E)
1/1/13	Anniversary	103,000		—		—		103,000		—		161,890
1/1/14	Anniversary	110,000		—		—		110,000		—		168,890	(F)
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		—
11/30/14	Withdrawal	155,000		—		5,500	(H)	149,500		5,678	(I)	133,890	(J)
3/31/15	Withdrawal	160,000		—		16,000	(K)	144,000		15,432
7/1/15	Owner Death	135,000	(L)	—		—		135,000						168,890	(M)

(A)           Contract is issued with a Purchase Payment of $100,000.

(B)           This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)           A withdrawal of $25,000 (including applicable surrender charges) is made.

(D)           $100,000 = $125,000 - $25,000.

(E)            The “Adjusted Withdrawal Amount” is used to adjust the Maximum Anniversary Value Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges), reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)            Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $168,890 = $110,000 + $80,000 - $5,678 - $15,432. Also, this value is the greatest anniversary value for the Maximum Anniversary Value calculation.

(G)           A Purchase Payment of $80,000 is made on 10/1/2014.

(H)           A withdrawal of $5,500 (including applicable surrender charges) is made.

(I)               The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $160,000, the adjusted withdrawal amount is $5,678 = $5,500 / $155,000 * 160,000.

(J)              Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $133,890 = $155,000 - $5,678 - $15,432.

(K)           A withdrawal of $16,000 (including applicable surrender charges) is made on 3/31/2015.

(L)            The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(M)         The Maximum Anniversary Value Death Benefit is equal to the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal, or (3) the greatest anniversary value attained. $168,890 = the greatest of $135,000 or $138,890 ($100,000 + $80,000 - $20,000 - $5,678 - $15,432) or $168,890, respectively.

APPENDIX B
EXAMPLE OF SURRENDER CHARGE CALCULATION

The purpose of the following example is to illustrate the surrender charges under the Contract. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Within certain time limits, we deduct a surrender charge from your Contract Value when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Surrender charges are applied to Contract Value withdrawn or surrendered according to the table below:

Surrender Charge Percentages Table

Current Purchase Payment Plus All Prior	Number of Complete Years Elapsed Between the Date the Purchase Payment was Applied to the Contract and the Withdrawal or Surrender Date
Purchase Payments Applied to the Contract	0	1	2	3	4	5	6	7+
Less than $50,000	7.0%	6.0%	6.0%	5.0%	4.0%	3.0%	2.0%	0%
At least $50,000 but less than $100,000	6.0%	5.0%	5.0%	4.0%	3.0%	2.0%	1.0%	0%
At least $100,000 but less than $250,000	5.0%	4.0%	4.0%	3.0%	2.0%	2.0%	1.0%	0%
At least $250,000 but less than $500,000	4.0%	3.0%	3.0%	2.0%	2.0%	1.0%	1.0%	0%
At least $500,000 but less than $1,000,000	3.0%	2.0%	2.0%	2.0%	1.0%	1.0%	0.5%	0%
$1,000,000 or more	2.0%	1.0%	1.0%	1.0%	1.0%	0.5%	0.5%	0%

Assume an initial Purchase Payment of $95,000 is made on the Issue Date, followed by a subsequent Purchase Payment of $80,000 made 2 months later. Then 3 years after the Issue Date, assume another Purchase Payment of $75,000 is made. Assume Contract Value is $270,000 on the fourth Contract Anniversary, and $260,000 on the fifth Contract Anniversary.

During the fifth Contract Year, when the Contract Value has increased to $315,000, a withdrawal of $50,000 is requested. On the sixth Contract Anniversary, when the Contract Value is $250,000, a full surrender is requested.

The following table outlines the steps we take to determine the surrender charge for the $50,000 withdrawal and for the $250,000 full surrender:

Step	$50,000 Withdrawal	$250,000 Full Surrender

(i)   Determination of free withdrawal amount — greatest of:

(1)  Earnings in your Contract as of the prior Contract Anniversary

(2)  10% of your cumulative Purchase Payments as of the prior Contract Anniversary

(3)  10% of the Contract Value as of the prior Contract Anniversary.

Greatest of:

(1)  Earnings = Contract Value - total net Purchase Payments Earnings = $270,000 - $250,000 = $20,000

(2) 10% * $250,000 = $25,000

(3) 10% * $270,000 = $27,000 Greatest value is (3), or $27,000

Greatest of:

(1)  Earnings = Contract Value - total net Purchase Payments Earnings = $260,000 - $227,000 = $33,000

(2)  10% * $250,000 = $25,000

(3)  10% * $260,000 = $26,000 Greatest value is (1), or $33,000

(ii) Amount subject to surrender charge: Requested amount less amount from step (i)	$50,000 - $27,000 = $23,000	$250,000 - $33,000 = $217,000

(iii) Applicable surrender charge percentage based on the aggregate Purchase Payments and the number of full years that have passed:

NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)

 NOTE: We will add together all Purchase Payments received within 90 days of the Issue Date for the purpose of determining the surrender charge tier assigned to each of them.

•      $23,000 withdrawal comes from $95,000 Purchase Payment

•      4 full years have elapsed since Purchase Payment

•      $175,000 of Purchase Payments were made in the first 90 days

Surrender charge percentage = 2%

•      Since $23,000 was withdrawn from the first Purchase Payment of $95,000, $72,000 ($95,000 - $23,000) is allocated to the initial Purchase Payment

•      6 full years have elapsed since the first Purchase Payment

•      $175,000 of Purchase Payments were made in the first 90 days Surrender charge percentage = 1%

•      Since the second Purchase Payment was $80,000, the entire $80,000 is allocated to the second Purchase Payment

•      5 full years have elapsed since the second Purchase Payment

•      $175,000 of Purchase Payments were made in the first 90 days Surrender charge percentage = 2%

•      Since the third Purchase Payment was $75,000, the entire $75,000 is allocated to the third Purchase Payment

•      3 full years have elapsed since the third Purchase Payment

•      At the time the third Purchase Payment was made, cumulative Purchase Payments made = $250,000 so this band is used for determination of the surrender charge

Surrender charge percentage = 2%

Step	$50,000 Withdrawal	$250,000 Full Surrender
(iv) Surrender charge: Step (ii) multiplied by step (iii)	$23,000 * 2% = $460	$72,000 * 1% = $720 $80,000 * 2% = $1,600 $75,000 * 2% = $1,500 $720 + $1,600 + $1,500 = $3,820

APPENDIX E

Example of SecurePay FX Rider

The purpose of the following example is to demonstrate the operation of the Secure Pay FX rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•                  Joe, 55 years old on the Issue Date

•                  Purchased the SecurePay FX Rider at time of Contract Purchase

•                  Elected Single Life Coverage

•                  Began making SecurePay Withdrawals 11 years after the Rider Issue Date

•                  Because Joe was 66 on the Contract Anniversary when he began taking withdrawals, he received the 5% Maximum Withdrawal Percentage

Contract Year	End of Year Attained Age	Roll Up Percentage		Maximum Allowed Withdrawal Percentage	Purchase Payments		Net Withdrawals		Maximum Available		Hypothetical Contract Value	Highest Quarterly Value		SecurePay Roll-Up Value		End of Year Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal
At issue	55				100,000		N/A				100,000	—		100,000	(A)	100,000	(A)	—	—
1	56	5%		N/A	50,000	(B)	—				153,975	153,975		155,000	(C)	155,000	(D)	—	—
2	57	5%		N/A	—		—				161,676	161,676		162,750	(E)	162,750	(F)	—	—
3	58	5%		N/A	25,000	(G)	—				209,964	184,964	(H)	170,888	(I)	184,964	(J)	—	—
4	59	5%		N/A	—		—				208,164	183,164		194,212		194,212	(K)	—	—
5	60	5%		N/A	—		—				246,037	221,037		203,923		221,037	(L)	—	—
6	61	5%		5%	15,000		—				249,536	209,536		232,089		232,089	(M)	—	—
7 Q1	62	5%		5%	—		—				262,045			232,089		232,089
7 Q2	62	5%		5%	—		—				271,328			232,089		232,089
7 Q3	62	5%		5%	—		—				293,211			232,089		232,089
7 Q4	62	5%		5%	—		—				289,157	253,211	(N)	243,693		253,211	(O)	—	—
8	63	5%		5%	—		10,000	(P)			288,172	248,172		256,955	(Q)	256,955	(R)	—	—
9	64	5%		5%	—		—				312,085	272,085		269,803		272,085		—	—
10	65	5%		5%	—		—				324,517	284,517		285,689		285,689	(S)	—	—
11	66	0	%(U)	5%	—		14,284		14,284	(T)	313,603	273,603		285,689		285,689		14,284	—
12	67	0%		5%	—		14,284		14,284	(T)	329,576	289,576		285,689		289,576		14,284	—
13	68	0%		5%	—		14,479		14,479	(T)	333,375	293,375		285,689		293,375		14,479	—
14	69	0%		5%	—		5,000		14,669	(V)	359,462	319,462		285,689		319,462	(V)	14,669	9,669	(V)
15	70	0%		5%	—		15,973		15,973	(W)	355,423	315,423		285,689		319,462		15,973	—
16	71	0%		5%	—		15,973		15,973	(W)	348,558	308,558		285,689		319,462		15,973	—
17	72	0%		5%	—		15,973		15,973	(W)	334,053	294,053		285,689		319,462		15,973	—
18	73	0%		5%	—		50,000	(X)	15,973	(X)	248,981	208,981		255,127		285,287	(Y)	15,973	—		34,027	(X)

(A)	The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)

The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Effective Date) will not be included in the calculation of the Benefit Base.

(C)	The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($150,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $100,000).

(D)

The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $150,000, $153,975, and $155,000, respectively).

(E)	The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($155,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $155,000).

(F)

The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $155,000, $161,676, and $162,750, respectively).

(G)	The $25,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Effective Date.

(H)

In year 3, the Highest Quarterly Value is attained at the end of the year and equals $184,964 = $209,964 - $25,000 (Contract Value as of quarterly anniversary less all Purchase Payments made 2 or more years following the Rider Issue Date)

(I)	The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($162,750) plus 5% of the Benefit Base on the previous contract anniversary (5% of $162,750).

(J)	The SecurePay Roll-Up Value ($170,888) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($209,964 - $25,000).

(K)	The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the Highest Quarterly Value of $183,164 ($208,164 - $25,000).

(L)	The SecurePay Roll-Up Value ($203,923) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($246,037 - $25,000).

(M)	The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the Highest Quarterly Value of $209,536 ($249,536 - $40,000).

(N)	In year 7, the Highest Quarterly Value occurs at the third quarterly anniversary ($293,211 - $40,000)

(O)	The SecurePay Roll-Up Value ($243,693) is compared to the Highest Quarterly Value ($253,211), see note M.

(P)	The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [withdrawal amount] / $298,172 [contract value prior to withdrawal]).

The new Benefit Base is $244,719 ($253,211 x (1 - 3.4%)).

(Q)	The Roll-Up Guaranteed increase is also reduced in the same proportion of the Benefit Base (.05 * $253,211 * (1 - 3.4%)) to $12,236.

The Roll-Up Value is then calculated by adding the adjusted Roll-Up Guaranteed amount to the adjusted Benefit Base ($244,719 + $12,236 = $256,955).

(R)	The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value ($288,172 - $40,000) and the SecurePay Roll-Up Value ($256,955).

(S)	The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the Highest Quarterly Value of $284,517 ($324,517 - $40,000).

(T)	For the next three years, Joe takes the full Annual Withdrawal Amount ($14,284 = .05 * $285,689 in the first two years and $14,479 = .05 * $289,576 in the third year).

(U)	The Roll-Up Period stops after the Benefit Election Date.

(V)

In year 14, Joe only takes $5,000 of the available $14,669. Please note that the $9,669 is not carried over to the next year. At the end of year 14, the Benefit Base steps up to the Anniversary Value of $319,462 ($359,462 - $40,000)

(W)	For years 15-17, Joe takes the full Annual Withdrawal Amount of $15,973 (.05 * $319,462)

(X)	In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $15,973, the remaining portion of his withdrawal ($34,027) is considered an Excess Withdrawal

(Y)

At the time of the Excess Withdrawal, since the Contract Value less the non-excess part of the withdrawal ($334,053 - $15,973 = $318,080) is less than the Benefit Base, the Benefit Base is reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal.

After the Excess Withdrawal, the new Benefit Base equals $285,287 = $319,462 * [1 - {$50,000 - $15,973}/{$334,053 - $15,973}].

Example of Basic SecurePay Rider

The purpose of the following example is to demonstrate the operation of the basic SecurePay rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•                  Joe, 60 years old on the Issue Date

•                  Purchased the basic SecurePay Rider at time of Contract Purchase

•                  Elected Single Life Coverage

•                  Began making SecurePay Withdrawals 11 years after the Rider Issue Date

•                  He received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments		Net Withdrawals		Hypothetical Contract Value	Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal Amount
At issue	100,000		N/A		100,000	100,000	(A)	0	0		0
1	50,000	(B)	0		153,975	153,975	(C)	0	0		0
2	0		0		161,676	161,676	(D)	0	0		0
3	25,000	(E)	0		210,964	185,964	(F)	0	0		0
4	0		0		208,164	185,964	(G)	0	0		0
5	0		0		246,037	221,037	(H)	0	0		0
6	15,000	(I)	0		249,536	221,037	(J)	0	0		0
7	0		0		290,987	250,987	(K)	0	0		0
8	0		10,000	(L)	288,172	248,172	(M)	0	0		0
9	0		0		312,085	272,085	(N)	0	0		0
10	0		0		337,317	297,317	(O)	0	0		0
11	0		14,866	(P)	313,603	297,317		14,866	0		0
12	0		14,866	(P)	329,576	297,317		14,866	0		0
13	0		14,866	(P)	333,375	297,317		14,866	0		0
14	0		5,000	(Q)	359,462	319,462	(Q)	14,866	9,866	(Q)	0
15	0		15,973	(R)	355,423	319,462		15,973	0		0
16	0		15,973	(R)	348,558	319,462		15,973	0		0
17	0		15,973	(R)	334,053	319,462		15,973	0		0
18	0		50,000	(S)	248,981	285,287	(T)	15,973	0		34,027	(S)

(A)	The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

(B)

The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Issue Date) will not be included in the calculation of the Benefit Base.

(C)	The Benefit Base of $150,000 is compared to the Anniversary Value of $153,975. The Benefit Base steps up to $153,975.

(D)	The Benefit Base steps up to the Anniversary Value of $161,676.

(E)	The $25,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Issue Date.

(F)	The Anniversary Value equals $185,964 ($210,964 — $25,000). The Benefit Base steps up to $185,964, since that is greater than the current Benefit Base of $161,676.

(G)	The Benefit Base remains at $185,964 since the Anniversary Value is less ($208,164 — $25,000 = 183,164).

(H)	The Benefit Base steps up to the Anniversary Value of $221,037 ($246,037 — $25,000).

(I)	The $15,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Issue Date.

(J)	The Benefit Base remains at $221,037 since the Anniversary Value is less ($249,536 — $40,000 = $209,536).

(K)	The Benefit Base steps up to the Anniversary Value of $250,987 ($290,987 — $40,000).

(L)

The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [amount of withdrawal] /$298,172 [Contract Value before withdrawal] = 0.034). The new Benefit Base is $242,569 ($250,987 — ($250,987 * ($10,000/$298,172))).

(M)	The Benefit Base steps up to the Anniversary Value of $248,172 ($288,172 — $40,000).

(N)	The Benefit Base steps up to the Anniversary Value of $272,085 ($312,085 — $40,000).

(O)	The Benefit Base steps up to the Anniversary Value of $297,317 ($337,317 — $40,000).

(P)	For the next three years, Joe takes the full Annual Withdrawal Amount of $14,866 (.05 x $297,317).

(Q)

In year 14, Joe only takes $5,000 of the available $14,866. Please note that the $9,866 is not carried over to the next year. The Benefit Base steps up to the Anniversary Value of $319,462 ($359,462 — $40,000).

(R)	For years 15 through 17, Joe takes the full Annual Withdrawal Amount of $15,973 (.05 x $319,462).

(S)	In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $15,973, the remaining portion of his withdrawal is considered an Excess Withdrawal.

(T)

At the time of the Excess Withdrawal, since the Contract Value less the non-excess part of the withdrawal ($334,053 - $15,973 = $318,080) is less than the Benefit Base, the Benefit Base is reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal. After the Excess Withdrawal, the new Benefit Base equals $285,287 = $319,462 * [1 - ($50,000 - $15,973)/($334,053 - $15,973)].